UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)

AIRCASTLE LIMITED

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G0129K104

(CUSIP Number)

Marubeni Corporation

4-2 Ohtemachi 1-Chome

Chiyoda-Ku, Tokyo, 100-8088 Japan

Attention: General Manager

Telephone: 81 3 3282 7398

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

February 17, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,230,584
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,230,584
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,230,584
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.02%*
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Aviation Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,230,584
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,230,584
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,230,584
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.02%*
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Aviation Holding Coöperatief U.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,230,584
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,230,584
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,230,584
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.02%*
14.	TYPE OF REPORTING PERSON CO

*	Based on the 78,564,901 Common Shares that the Issuer reported as issued and outstanding as of February 5, 2016 in the Issuer’s Annual Report on Form 10-K filed February 11, 2016.

Explanatory Statement

This Amendment No. 16 (“Amendment No. 16”) amends and supplements the statement on Schedule 13D filed by Marubeni Corporation (“Marubeni”) on June 17, 2013, as amended by Amendments Nos. 1 through 15 filed jointly by Marubeni, Marubeni Aviation Corporation (“MAC”) and Marubeni Aviation Holding Coöperatief U.A. (“MHC” and together with Marubeni and MAC, the “Reporting Persons”). The Schedule 13D, as so amended (the “Schedule 13D”), relates to the common shares, par value $0.01 per share (the “Common Shares”), of Aircastle Limited, a Bermuda exempted company (the “Issuer”). Unless otherwise indicated, each capitalized term used but not defined herein has the meaning assigned to such term in the Schedule 13D.

This Amendment No. 16 is being filed jointly by the Reporting Persons.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented by the addition of the following:

On February 17, 2016, MHC and Citigroup Global Markets Inc. (“CGMI”) entered into a Stock Purchase Plan (the “2016 Purchase Plan”). The 2016 Purchase Plan provides for the purchase of up to 374,763 Common Shares. The Reporting Persons expect that purchases of Common Shares will be made for MHC’s account pursuant to the Purchase Plan. The limitation on the number of Common Shares that can be purchased under the 2016 Purchase Plan corresponds to the ownership limitation imposed on Marubeni and MHC under the Amended and Restated Shareholder Agreement, dated February 18, 2015, between Marubeni, MHC and the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented by the addition of the following:

As described in Item 4, on February 17, 2016, MHC and CGMI entered into the 2016 Purchase Plan. The 2016 Purchase Plan is filed herewith as Exhibit 7.19 and incorporated herein by reference. On the date MHC entered into the 2016 Purchase Plan, none of the Reporting Persons were in possession of any material nonpublic information regarding the Issuer. MHC requested and was granted approval by the Issuer to enter into the Purchase Plan in accordance with the Issuer’s Amended and Restated Insider Trading Compliance Program.

Item 7. Material To Be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit Number	Description of Exhibit

Exhibit 7.19	Stock Purchase Plan between Marubeni Aviation Holding Coöperatief U.A. and Citigroup Global Markets Inc., dated February 17, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 19, 2016

MARUBENI CORPORATION

By:	/s/ Akira Kotaki

Name:	Akira Kotaki
Title:	General Manager, Aerospace & Defense Systems Dept.

MARUBENI AVIATION CORPORATION

By:	/s/ Akira Kotaki

Name:	Akira Kotaki
Title:	Director

MARUBENI AVIATION HOLDING COÖPERATIEF U.A.

By:	/s/ Akira Kotaki

Name:	Akira Kotaki
Title:	Managing Director